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                 UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                              Ascendia Brands, Inc.
-------------------------------------------------------------------------------
                                (Name of Company)

                    Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15670X104
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

             Mathew Hoffman, Esq.                Eleazer Klein, Esq.
      Prentice Capital Management, LP         Schulte Roth & Zabel LLP
        623 Fifth Avenue, 32nd Floor              919 Third Avenue
            New York, NY  10022                 New York, NY  10022
              (212) 756-8040                      (212) 756-2376

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  August 3, 2006
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 2 OF 9 PAGES
-----------------------                                   ---------------------


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Prentice Capital Management, LP
        73-1728931
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

        WC (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            3,322,482
   EACH          --------------------------------------------------------------
 REPORTING       9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
               ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      3,322,482
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        3,322,482
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [   ]

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        23.9%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 3 OF 9 PAGES
-----------------------                                   ---------------------


-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael Zimmerman
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [X]

-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

        WC (See Item 3)
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            3,322,482
   EACH          --------------------------------------------------------------
 REPORTING       9    SOLE DISPOSITIVE POWER
PERSON WITH
                      0
                ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      3,322,482
-------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        3,322,482
-------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [   ]

-------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

        23.9%
-------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 4 OF 9 PAGES
-----------------------                                   ---------------------


                        AMENDMENT NO. 1 TO SCHEDULE 13D

     Reference is made to the Statement on Schedule 13D filed on July 10, 2006 (the "Original Schedule 13D"), on behalf of Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Original Schedule 13D.

     This Amendment No. 1 is being filed to report that the Securities Purchase Agreement, the Bettinger Agreement and all of the transactions contemplated by these agreements closed on August 3, 2006.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Original Schedule 13D is hereby amended by deleting such Item 3 in its entirety and replacing Item 3 so that it reads as follows:

     Pursuant to the Bettinger Agreement, certain private investment funds and managed accounts for which Prentice Capital Management and Mr. Zimmerman control the investing and trading in securities (the "Prentice Parties") acquired, at the closing of the transactions contemplated by the Bettinger Agreement, 3,322,482 Shares. The aggregate purchase price for the 3,322,482 Shares was $4,983,723. Prentice Capital Management and Mr. Zimmerman do not directly own any Shares. The Prentice Parties purchased the Shares with their investment capital.

     Additionally, pursuant to the Securities Purchase Agreement, the Prentice Parties were issued, at the closing of the transactions contemplated by the Securities Purchase Agreement, Notes and Warrants that are convertible into Common Stock of the Company. The aggregate purchase price for the Notes and Warrants is $91,000,000. If the Blocker was not in place, the notes would initially be convertible into 52,000,000 Shares and the Series A Warrant would be exercisable into 3,053,358 Shares. The Prentice Parties purchased the Notes and Warrants with their investment capital.

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 5 OF 9 PAGES
-----------------------                                   ---------------------


ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 of the Original Schedule 13D is hereby amended by deleting such Item 4 in its entirety and replacing Item 4 so that it reads as follows:

     The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business. The Reporting Persons acquired the securities reported herein because of their belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Consistent with their investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose of, engage in short selling of or any hedging or similar transactions with respect to the Shares or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in the market price of such Shares, changes in the Company's operations, business strategy or prospects, or from sale or merger of the Company and based on other factors including, without limitation, the price levels of the Shares, availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time. Any acquisition or disposition of Shares, or short sales or other hedging transaction with respect to the Shares, by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. The Reporting Persons may take one or more actions set forth under subsections (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons may discuss such matters with management or directors of the Company, other shareholders, industry analysts, existing or potential strategic partners or competitors, and investment and financing professionals. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of the Shares, exchanging information with the Company pursuant to appropriate confidentiality or similar agreements or otherwise. The Reporting Persons reserve the right to at any time reconsider and change their plans or proposals relating to the foregoing. Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections
(a) through (j) of Item 4 of Schedule 13D.

     Pursuant to a Stock Purchase Agreement dated as of June 30, 2006 (the "Bettinger Agreement"), Steven Bettinger and Jodi Bettinger agreed to sell to the Prentice Parties 3,322,482 Shares of the Company for $4,983,723. The closing of the transactions contemplated by the Bettinger Agreement occurred on August 3, 2006, simultaneously with the closing of the transactions contemplated by the Securities Purchase Agreement.

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 6 OF 9 PAGES
-----------------------                                   ---------------------


     Pursuant to a Second Amended and Restated Securities Purchase Agreement dated as of June 30, 2006 (the "Securities Purchase Agreement"), the Company agreed to sell the Prentice Parties convertible notes (the "Notes") in the principal amount of $91 million. The closing of the transactions contemplated by the Securities Purchase Agreement occurred on August 3, 2006 (the "Closing").

     The Securities Purchase Agreement provides that the Notes will have a term of 10 years (subject to certain put and call rights described below) and will bear interest at the rate of 9 percent per annum; provided that the Company may elect to defer any interest payments until December 31, 2006. If the Company consummates an Acquisition (as defined in the Notes), which Acquisition shall be in form and substance satisfactory to, and approved by, the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding, the Company may elect to defer and capitalize interest for the balance of the term of the Notes. Any portion of the balance due under the Notes will be, subject to the limitations imposed by the Note Blocker (as defined below), convertible at any time, at the option of the holders(s), into the common stock of the Company (the "Conversion Shares") at a price of $1.75 per share (subject to certain anti-dilution adjustments).

     THE HOLDER OF THE NOTES SHALL NOT HAVE THE RIGHT TO CONVERT ANY PORTION OF THE NOTES TO THE EXTENT THAT AFTER GIVING EFFECT TO SUCH CONVERSION, THE HOLDER (TOGETHER WITH ITS AFFILIATES) WOULD BENEFICIALLY OWN IN EXCESS OF 9.99% OF THE NUMBER OF SHARES OUTSTANDING IMMEDIATELY AFTER GIVING EFFECT TO SUCH CONVERSION (THE "NOTES BLOCKER"); PROVIDED THAT THE HOLDER OF THE NOTES MAY INCREASE OR DECREASE SUCH PERCENTAGE TO ANY OTHER PERCENTAGE UPON NOTICE TO THE COMPANY; PROVIDED, FURTHER, THAT ANY SUCH INCREASE WILL NOT BE EFFECTIVE UNTIL THE SIXTY-FIRST (61ST) DAY AFTER SUCH NOTICE IS DELIVERED TO THE COMPANY.

     The Notes rank as senior secured debt of the Company; provided however that certain of the liens securing repayment of the Notes are subordinated to certain of the liens securing repayment of the CIT Facility. The Notes will also be subordinated to indebtedness, on terms and conditions reasonably satisfactory to the Prentice Parties, incurred in connection with an Acquisition, in an amount up to $250 million. The Company, the Prentice Parties and certain other parties entered into amended and restated security documents at the Closing to reflect these arrangements.

     At the Closing, the Company issued warrants entitling the holders thereof to purchase shares of its common stock ("Warrant Shares"). At the Closing, the Company issued to the Prentice Parties a (i) Series A Warrant (the "Series A Warrant") exercisable

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 7 OF 9 PAGES
-----------------------                                   ---------------------


into 3,053,358 Shares at an exercise price of $2.10 per share and (ii) a Series B Warrant (the "Series B Warrant," together with the Series A Warrant, the "Warrants"), exercisable on any day on or after the earlier of (x) the date of the consummation of an Acquisition or (y) October 31, 2006, into up to 3,000,000 Shares. The exact number of Shares and the exercise price of the Shares (which ranges from $1.15 to $1.95) underlying the Series B Warrant shall be determined in accordance with the terms of the Series B Warrant. The number of Shares that the Series B Warrant is exercisable into is dependent on the principal amount of Notes outstanding at the time the Warrant is initially exercisable.

     THE HOLDER OF EITHER WARRANT SHALL NOT HAVE THE RIGHT TO EXERCISE SUCH WARRANT, TO THE EXTENT THAT AFTER GIVING EFFECT TO SUCH EXERCISE, THE HOLDER (TOGETHER WITH ITS AFFILIATES) WOULD BENEFICIALLY OWN IN EXCESS OF 9.99% OF THE SHARES OUTSTANDING IMMEDIATELY AFTER GIVING EFFECT TO SUCH EXERCISE; PROVIDED THAT THE HOLDER OF THE WARRANTS MAY INCREASE OR DECREASE SUCH PERCENTAGE TO ANY OTHER PERCENTAGE UPON NOTICE TO THE COMPANY; PROVIDED, FURTHER, THAT ANY SUCH INCREASE WILL NOT BE EFFECTIVE UNTIL THE SIXTY-FIRST (61ST) DAY AFTER SUCH NOTICE IS DELIVERED TO THE COMPANY.

     At the Closing, the Company (i) paid Prentice Capital Management a closing fee of $3,667,500, (ii) reimbursed Prentice Capital Management for certain disbursements related to the transaction and (iii) paid certain private investment funds and managed accounts managed by Prentice Capital Management and Mr. Zimmerman accrued interest on the Company's existing bridge facility in the amount of $4,058,370.32.

     At the Closing, the Prentice Parties entered into an Amended and Restated Registration Rights Agreement ("Registration Rights Agreement") with the Company with respect to the Conversion Shares, the Warrant Shares and any Shares currently held or subsequently acquired by the Prentice Parties, including the Shares to be acquired pursuant to the Bettinger Agreement ("Registrable Securities"). Under the Registration Rights Agreement, the Company is required to file a registration statement with respect to the Registrable Securities not less than 60 days following the Closing, and to use its best efforts to have such registration statement declared effective not more than the earlier of 120 days following the filing deadline or 180 days following the Closing. The Registration Rights Agreement contains customary penalties for the failure to comply with such deadlines or to maintain the effectiveness of the registration statement.

     Additionally, the Company and certain of its stockholders entered into a Voting Agreement (the "Voting Agreement") whereby the parties have agreed to vote (a) in favor of the Stockholder Approval (as defined in the Securities Purchase Agreement); (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Transaction Agreements (as defined in the Securities Purchase

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO.  15670X104                                        PAGE 8 OF 9 PAGES
-----------------------                                   ---------------------


Agreement) or which could reasonably be expected to result in any of the conditions to the Company's obligations under the Transaction Agreements, as applicable, not being fulfilled; (c) so long as the Prentice Parties or any of their affiliates hold any Notes as and to the extent provided in the Securities Purchase Agreement, in favor of one person designated by the Prentice Parties and nominated by the Company (the "Prentice Nominee") to serve on the board of directors of the Company; and (d) if the Prentice Parties request the Company to take action to remove the Prentice Nominee as a director, in support of such removal.

     The foregoing descriptions of the Securities Purchase Agreement, the Bettinger Agreement, the Notes, the Warrants, the Amended and Restated Registration Rights Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference in response to this Item 4 and which have been filed as exhibits to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 30, 2006.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Item 6 of the Original Schedule 13D is hereby amended by deleting such Item 6 in its entirety and replacing Item 6 so that it reads in its entirety as follows:

     As described in Item 4 above, the Prentice Parties purchased Shares pursuant to a Stock Purchase Agreement with Steven Bettinger and Jodi Bettinger dated as of June 30, 2006.

     As described in Item 4 above, the Prentice Parties purchased Notes and Warrants pursuant to a Second Amended and Restated Securities Purchase Agreement with the Company dated as of June 30, 2006 and entered into a related Registration Rights Agreement.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached to the Original Schedule 13D as Exhibit A and incorporated herein by reference.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO. 15670X104                                         PAGE 9 OF 9 PAGES
-----------------------                                   ---------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2006

PRENTICE CAPITAL MANAGEMENT, LP




By: /s/ Michael Weiss
    -----------------------
    Name:  Michael Weiss
    Title: Chief Financial Officer

MICHAEL ZIMMERMAN



 /s/ Michael Zimmerman
-------------------------
 Michael Zimmerman